John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS 66224
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

May 31, 2011 Mr. Houghton R. Hallock Jr. U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: The PFS Funds (the “Trust”) (File Nos. 811-09781 and 333-94671)

Dear Mr. Hallock:

     On March 15, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 22 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 22 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement. The Amendment was filed for the purpose of adding a new series to the Trust –the HNP Growth and Preservation Fund (the “Fund”).

     On May 5, 2011, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Summary Section – Investment Objective

1. Comment: In the “investment objective” please change the wording of “alternative emphasis” as it suggests an investment objective that would be inconsistent with the Fund’s name.

    Response: The Trust has revised the disclosure as you have requested.

Mr. Houghton R. Hallock, Jr. U.S. Securities and Exchange Commission May 31, 2011

Summary Section – The Principal Investment Strategy of the Fund

2. Comment: Please disclose how the Adviser will allocate assets among the various categories of assets listed (e.g., equity securities, fixed income securities, REITs and commodities).

   Response: The Trust has revised the disclosure as you have requested.

3. Comment: In the first paragraph, third sentence beginning with “the ETFs may hold” and “the ETNs may track”, please provide more detail on the investment strategy and the Adviser’s specific expectations.

   Response: The Trust has revised the disclosure as you have requested.

Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio
Holdings - Investment Selection Process Used by the Fund

4. Comment: Please specify the types of equity securities, fixed income securities, commodities and
REITs that may be held by the ETFs in which the Fund may invest.

   Response: The Trust has revised the disclosure as you have requested.

5. Comment: Please add disclosure similar to that in the second paragraph to the Fund Summary section in order to expand the discussion of how the Adviser selects which asset classes to invest in.

   Response: The Trust has revised the disclosure as you have requested.

6. Comment: In the second paragraph of this section, please confirm that the term “asset class” refers to equity securities, fixed income securities, commodities and REITs. If not, clarify what is meant by the term “asset class

   Response: The Trust confirms that the term “asset class” refers to equity securities, fixed income securities, commodities and REITs.

The Principal Risks of Investing in the Fund

7. Comment: In the section “Risks of Exchange Traded Notes” please move the description of ETNs to the Fund Summary – Strategy section and note how significant the Fund’s investments in ETNs will be.
Additionally, please describe the term “index factor” or use Plain English principals to describe its significance.

Response: The Trust has revised the disclosure as you have requested.

Mr. Houghton R. Hallock, Jr. U.S. Securities and Exchange Commission May 31, 2011

Privacy Policy

8. Comment: Please remove the language “This Page is Not Part of the Prospectus.”

   Response: The Trust has revised the disclosure as you have requested.

* * *

The Trust acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
  The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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